United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032
(860) 728-7074
Robert J. Bailey
Corporate Vice President and Controller
September 19, 2018
Ms. Amy Geddes
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2017
Filed on February 9, 2018
Form 10-Q for fiscal quarter ended June 30, 2018
Filed July 27, 2018
Dear Ms. Geddes:

This letter sets forth the response of United Technologies Corporation (the "Company") to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated September 12, 2018 regarding the above referenced Forms 10-K and 10-Q. Our specific response to the comment is set forth below following the text of the Staff's comment.

Form 10-Q for Fiscal Quarter Ended June 30, 2018
Note 2 - Revenue Recognition, page 9

1.
We note your disclosure that revenue is recognized based on a percentage-of-completion basis for repair contracts within Otis and UTC Climate, Controls and Security, certain US. Government and commercial aerospace equipment contracts and aerospace aftermarket service work. It is unclear to us what method you are using to measure progress in these arrangements and how this disclosure reconciles to other statements you have made regarding over-time revenue recognition. Reference ASC 606-10-55-16 and ASC 606-10-50-18.

We recognize revenue for repair contracts at Otis and UTC Climate, Controls and Security, certain U.S. Government and commercial aerospace equipment contracts, and aerospace aftermarket service work on an over-time basis. For these contracts, we use an input method of revenue recognition where revenue is recognized using costs incurred to date relative to total estimated costs at completion. Incurred costs represent work performed, which corresponds with and best depicts the transfer of control to the customer.

An over-time revenue recognition model is used for repair contracts at Otis and UTC Climate, Controls and Security because the customer simultaneously receives and consumes the benefits of repair services as we perform those services. An over-time revenue recognition model is used for certain U.S. Government aerospace equipment contracts and aerospace aftermarket service work because our performance creates or enhances an asset that is controlled by the customer. We apply an over-time revenue recognition model to certain commercial aerospace equipment contracts because the product being produced for the customer has no alternative use and we have contractual right to payment.

In future filings, we will clarify our disclosure for these revenue streams in which performance obligations are satisfied over-time to include the method used to recognize revenue and explain why the method used provides a faithful depiction of the transfer of goods and services. Our future disclosures regarding our adoption of ASU 2014-09 and its related amendments will include the following:

The New Revenue Standard changed the revenue recognition practices for a number of revenue streams across our businesses, although the most significant impacts are concentrated in our aerospace units. Several of our businesses, which previously accounted for revenue on a point in time basis are now required to use an over-time revenue recognition model when their contracts meet one or more of the mandatory criteria established in the New Revenue Standard. Revenue is now recognized on an over-time basis using an input method for repair contracts within Otis and UTC Climate, Controls & Security; certain U.S. Government and commercial aerospace equipment contracts; and aerospace aftermarket service work. We measure progress toward completion for these contracts using costs incurred to date relative to total estimated costs at completion. Incurred costs represent work performed, which corresponds with and best depicts the transfer of control to the customer. For these businesses, unrecognized sales related to the satisfied portion of the performance obligations of contracts in process as of the date of adoption of the New Revenue Standard of approximately $220 million were recorded through retained earnings. The ongoing effect on our reported revenues of recognizing revenue on an over-time basis within these businesses is not expected to be materially different than the previous revenue recognition method.

We appreciate the Staff's consideration of our responses to the above comments. Should you have any questions, or wish to arrange further discussions, please call me at 860.728.7074 or email me at robert.j.bailey@utc.com.
Sincerely,
/s/ Robert J. Bailey
Robert J. Bailey
Corporate Vice President and Controller

CC:    A. Johri, Executive Vice President, Chief Financial Officer
L. Schupmann, Partner, PricewaterhouseCoopers LLP